SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                                   FARAH INC.
                                (Name of Issuer)


                           Common Stock, No Par Value
                         (Title of Class of Securities)


                                    307387100
                      (CUSIP Number of Class of Securities)


                    Wynnefield Partners Small Cap Value, L.P.
                           One Penn Plaza - Suite 4720
                            New York, New York 10119
                           Attention: Mr. Nelson Obus
            (Name, Address and Telephone Number of Person Authorized)
                     to Receive Notices and Communications)


                                    Copy to:

                               Jesse R. Meer, Esq.
                         Berlack, Israels & Liberman LLP
                              120 West 45th Street
                            New York, New York 10035
                                 (212) 704-0100

                                December 3, 1997
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a Statement on Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: ( )

Check the following box if a fee is being paid with this Statement: ( )

                              (Page 1 of 11 Pages)

SCHEDULE 13D
--------------------                                         -------------------
CUSIP No. 307387100                                          Page 2 of 11 Pages
--------------------                                         -------------------

--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON: Wynnefield Partners Small Cap Value, L.P.

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 13-3688497




--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a)  [X]
                                                             (b)  [ ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       WC  (SEE ITEM 3)


--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       DELAWARE


--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            353,765
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             --
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             353,765
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       --

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        353,765 shares

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       3.43%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       PN


--------------------------------------------------------------------------------

                              (Page 2 of 11 Pages)

SCHEDULE 13D
--------------------                                         -------------------
CUSIP No. 307387100                                          Page 3 of 11 Pages
--------------------                                         -------------------

--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON: Wynnefield Small Cap Value Offshore Fund, Ltd.

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Not Applicable




--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a)  [X]
                                                             (b)  [ ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       WC  (SEE ITEM 3)


--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       CAYMAN ISLANDS


--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            142,380
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             --
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             142,380
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       --

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        142,380 shares

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       1.38%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       CO


--------------------------------------------------------------------------------

                              (Page 3 of 11 Pages)

SCHEDULE 13D
--------------------                                         -------------------
CUSIP No. 307387100                                          Page 4 of 11 Pages
--------------------                                         -------------------

--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON: Wynnefield Partners Small Cap Value L.P. I

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 13-3953291




--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a)  [X]
                                                             (b)  [ ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       WC  (SEE ITEM 3)


--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       DELAWARE


--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            215,755
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             --
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             215,755
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       --

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        215,755 shares

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       2.09%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       PN


--------------------------------------------------------------------------------

                              (Page 4 of 11 Pages)

SCHEDULE 13D
--------------------                                         -------------------
CUSIP No. 307387100                                          Page 5 of 11 Pages
--------------------                                         -------------------

--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON: Channell Partnership II L.P.

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 13-3953291




--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a)  [X]
                                                             (b)  [ ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       WC  (SEE ITEM 3)


--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       DELAWARE


--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            5,000
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             --
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             5,000
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       --

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        5,000 shares

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       .04%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       PN


--------------------------------------------------------------------------------

                              (Page 5 of 11 Pages)

Item 1. Security and Issuer.

     This Statement relates to shares of the Common Stock, no par value (the "Shares"), of Farah Inc., a Texas corporation (the "Issuer"). The principal executive offices of the Issuer are located at 8889 Gateway West, El Paso, Texas 79925.

Item 2. Identity and Background.

     (a), (b), (c) and (f). This Statement is being filed by Wynnefield Partners Small Cap Value, L.P. (the "Partnership"), Wynnefield Small Cap Value Offshore Fund, Ltd. (the "Fund"), Wynnefield Partners Small Cap Value, L.P. I (the "Partnership-I") and Channel Partnership II L.P. ("Channel"). Although the
Partnership, the Fund, Partnership-I and Channel are each separate and distinctive entities with different beneficial owners (whether designated as limited partners or stockholders), for the convenience of reporting their holdings, in this Statement, they are sometimes referred to collectively as the "Wynnefield Group".

     Wynnefield Capital Management, LLC, a New York limited liability company ("WCM"), is the general partner of the Partnership and the Partnership-I, which are private investment companies organized as limited partnerships under the laws of the State of Delaware. Nelson Obus, Joshua Landes and Robert Melnick are the managing members of WCM and the principal executive officers of Wynnefield Capital, Inc., the investment manager of the Fund, a private investment company organized under the laws of the Cayman Islands. Mr. Obus is the general partner of Channel, a private investment company organized as a limited partnership under New York law. Mr. Obus, Mr. Landes and Mr. Melnick are citizens of the United States of America.

     The business address of Mr. Obus, Mr. Landes, and Mr. Melnick, WCM, and each of the entities in the Wynnefield Group is One Penn Plaza, Suite 4720, New York, New York 10119.

     (d) and (e). During the last five years, neither Mr. Obus, Mr. Landes, Mr. Melnick, WCM, nor any of the entities comprising the Wynnefield Group has been
(i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     The Wynnefield Group entities purchased their Shares, separately from each other, for the consideration shown in the following table:

                              (Page 6 of 11 Pages)

        Name                   Number of Shares        Consideration Paid
        ----                   ----------------        ------------------
      Partnership                    353,765             $2,198,320.36
      Partnership-I                  215,755              1,318,652.06
      Fund                           142,380                811,166.92
      Channel                          5,000                 38,375.00


     Such Shares were paid for from the separate working capital of each entity in the Wynnefield Group, each of which maintains a separate investment fund, consisting of capital contributions from their respective partners and investors and capital appreciation derived therefrom for the principal purpose of buying and selling securities (including financial and money market instruments) and interests in domestic and foreign securities, including, without limitation, convertible securities, stock index features contracts, options, puts and calls on stock and warrants.

Item 4. Purposes of Transaction.

     Each member of the Wynnefield Group acquired the Shares reported in Item 5 below for investment purposes. The Wynnefield Group intends to meet with management and the Issuer's outside, independent directors to discuss the apparent inability of the Issuer to operate its production facilities efficiently or to earn acceptable returns despite an impressive customer list. The Issuer's stockholders, in the opinion of the Wynnefield Group, have suffered with persistent failures of management to produce profitable results notwithstanding repeated optimistic statements. Subject to the foregoing, if any member of the Wynnefield Group determines that the ownership of the Issuer's securities represents an attractive investment opportunity, it reserves the right to buy additional Shares with the understanding that neither such purchases nor the exercise of its rights as a stockholder of the Issuer is intended as a "control" device with respect to the Issuer.

     Except as set forth above, no member of the Wynnefield Group has no present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interests in Securities of the Issuer.

     (a) As of the close of business on the date hereof, the three entities referred to as the Wynnefield Group beneficially owned a total of 716,900 Shares, the separate ownership of which is set forth in Item 3 of this Statement. Mr. Obus, Mr. Landes and Mr. Melnick, by virtue of their status as

                              (Page 7 of 11 Pages)
managing members of WCM, the general partner of the Partnership and Partnership-I, and as officers of the Fund's investment manager, and Mr. Obus, the general partner of Channel, may be deemed to have indirect beneficial ownership of the Shares owned by the entities comprising the Wynnefield Group. However, Mr. Obus, Mr. Landes and Mr. Melnick, as stated below, disclaim any beneficial ownership of such Shares. The Shares owned by the entities comprising the Wynnefield Group represent approximately 6.95% of the outstanding Shares of the Issuer, based on the 10,315,264 Shares reported as outstanding on August 3, 1997 in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter then ended.

     Pursuant to Rule 13d-4 of the General Rules and Regulations under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), Mr. Obus, Mr. Landes and Mr. Melnick disclaim beneficial ownership of any Shares owned by the three entities comprising the Wynnefield Group and disclaim membership in the Wynnefield Group with respect to the Shares for purposes of Sections 13(d) and 13(g) of the Exchange Act or for any other purpose under any other provision of the Exchange Act or the rules and regulations promulgated thereunder.

     (b) Mr. Obus, Mr. Landes and Mr. Melnick, by virtue of their status as the managing members of WCM, the general partner of the Partnership and Partnership-I, and as officers of the Fund's investment manager, and Mr. Obus, as general partner of Channel, have the power to vote or to direct the vote and the power to dispose and to direct the disposition of the Shares owned by each of the entities comprising the Wynnefield Group.

     (c) The following table shows the Shares owned by each of the entities in the Wynnefield Group as of September 30, 1997 and their separate purchases of Shares in the over-the-counter market since September 30, 1997:

     The Partnership owned 143,353 Shares as of September 30, 1997 and purchased the Shares shown below since that date:


                                                            Number       Price
    Name                                Date              of Shares    Per Share
    ----                                ----              ---------    ---------

Partnership                       October 3, 1997           6,240       $6.9124

Partnership                       October 8, 1997           6,400        6.8000

Partnership                       October 13, 1997         12,000        6.6941

Partnership                       October 20, 1997          6,000        6.0867

Partnership                       October 22, 1997          1,440        5.6850


                              (Page 8 of 11 Pages)

                                                            Number       Price
    Name                                Date              of Shares    Per Share
    ----                                ----              ---------    ---------

Partnership                       October 22, 1997         67,200        5.5500


Partnership                       November 13, 1997         9,600        5.3000

Partnership                       November 14, 1997        12,000        5.1550

Partnership                       December 9, 1997         89,532        5.0500


     Partnership I owned 76,047 Shares as of September 30, 1997, and purchased the Shares shown below since that date:

                                                            Number       Price
    Name                                Date              of Shares    Per Share
    ----                                ----              ---------    ---------

Partnership I                     October 3, 1997           3,660        6.9121

Partnership I                     October 8, 1997           3,600        6.9124

Partnership I                     October 13, 1997          8,000        6.8000

Partnership I                     October 20, 1997          4,000        6.4941

Partnership I                     October 22, 1997            960        5.6850

Partnership I                     October 22, 1997         44,800        5.5500

Partnership I                     November 13, 1997         6,400        5.3000

Partnership I                     November 14, 1997         8,000        5.1850

Partnership I                     December 9, 1997         59,688        5.0500


     The Fund owned 25,000 Shares as of September 30, 1997, and purchased the Shares shown below since that date:

                                                            Number       Price
    Name                                Date              of Shares    Per Share
    ----                                ----              ---------    ---------

Fund                              October 21, 1997         12,700        5.9496

Fund                              October 22, 1997         28,000        5.5500

Fund                              November 13, 1997         4,000        5.3000

Fund                              November 14, 1997         5,000        5.1550


                              (Page 9 of 11 Pages)

                                                            Number       Price
    Name                                Date              of Shares    Per Share
    ----                                ----              ---------    ---------

Fund                              December 9, 1997         67,680        5.0500


     Channel owned 5,000 Shares as of September 30, 1997.


     (d) Each of the entities comprising the Wynnefield Group as owners of the Shares specified in Item 3 of this Statement has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares specified in item 3 of this Statement, but only from such Shares.

     (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Neither Mr. Obus, Mr. Landes, Mr. Melnick, WCM, nor any of the entities comprising the Wynnefield Group has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.



Item 7. Material to be Filed as Exhibits.

     Not applicable.

                              (Page 10 of 11 Pages)

                                    SIGNATURE

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: December 18, 1997

                           WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.
                           WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P. I

                           By: Wynnefield Capital Management, LLC,
                               General Partner

                           By:      S/Nelson Obus
                                    -----------------------------------------
                                    Nelson Obus, Managing Member


                           WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD.
                           By:      Wynnefield Capital, Inc.

                                    S/Nelson Obus
                                    -----------------------------------------
                                    Nelson Obus, President


                           CHANNEL PARTNERSHIP II L.P.



                           By:      S/Nelson Obus
                                    -----------------------------------------
                                    Nelson Obus, General Partner